iClick Interactive Asia Group Limited

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong

January 10, 2024

Blake Grady

Tina Chalk

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: iClick Interactive Asia Group Limited

Schedule 13E-3 filed December 19, 2023 by Jian Tang et al.

File No. 005-90348

Dear Mr. Grady and Ms. Chalk:

This letter is submitted by iClick Interactive Asia Group Limited (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to the Company’s Schedule 13E-3, including the preliminary proxy statement, File No. 005-90348, filed on December 19, 2023 (the “Schedule 13E-3”), as set forth in your letter to the Company dated January 2, 2024. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Schedule 13E-3 filed December 19, 2023

General

1.	The Special Factors section currently begins on page 40 of the proxy statement. Please relocate to a prominent position at the forepart of the proxy statement. See Rule 13e-3(e)(1)(ii).

Response: In response to the Staff’s comment, page numbers of the proxy statement have been adjusted so that the Special Factors section now begins on page 25 of the amended proxy statement. Please refer to the Amended Schedule 13E-3.

The Company further respectfully notes that the Amended Schedule 13E-3, including the amended proxy statement, has been revised to bring down certain disclosure to the date of the Amended Schedule 13E-3. Please refer to the Amended Schedule 13E-3.

2.	We note the disclosure on page 51 that “[o]n November 24, 2023 … the applicable parties executed and delivered the … Support Agreement.” However, certain parties to the Support Agreement did not file their respective initial Schedules 13D until December 14 and 15, 2023. In your response letter, explain why under these facts, these filings were timely.

Response: The Company was informed by the parties to the Support Agreement who filed their respective initial Schedules 13D on December 14 and 15, 2023 (collectively, the “Reporting Persons”) that:

The Reporting Persons acknowledge the Staff’s comment and that their respective initial Schedules 13D were not timely filed. The untimely filings were primarily a result of delay in the Reporting Persons obtaining their necessary Commission filing codes. The Reporting Persons, all being foreign nationals and first-time reporting persons, underestimated the time necessary to comply with the requirements to obtain such codes, specifically the notary requirement. Each of the Reporting Persons filed its initial Schedule 13D promptly after receiving its Commission filing codes.

The Reporting Persons respectfully note that the existence of the Support Agreement, as well as the aggregate voting power represented by the shareholders bound by the Support Agreement, including the Reporting Persons, was promptly disclosed by the Company in a press release dated November 24, 2023, and that the parties to the Support Agreement, including the Reporting Persons, were identified in the copy of the Support Agreement included as an exhibit to the Schedules 13D/A and initial Schedules 13D that were timely filed by the other parties to the Support Agreement. As such, the market was fully informed of the material information about the Support Agreement in a timely manner.

Additionally, the Reporting Persons respectfully advise the Staff that their future beneficial ownership filings will be timely made in accordance with the deadlines set forth in the applicable Federal securities law regulatory provisions, including any amendments to the above-referenced Schedules 13D.

Background of the Merger, page 40

3.	Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. This requirement applies to both preliminary and final reports. To the extent that different versions of such reports are duplicative of earlier versions, your disclosure in the proxy statement may note this and summarize the differences. We note the references to the various Houlihan Lokey presentations and the various analyses from Houlihan Lokey that were presented to the Special Committee on January 20, 2023 through November 3, 2023. For these and any other meetings between the Special Committee and its financial advisor, please file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M- A and expand the disclosure in the proxy statement to summarize.

Response: In response to the Staff’s comment, the proxy statement has been revised. Please refer to the disclosure on page 30 of the amended proxy statement in the Amended Schedule 13E-3.

Except for the disclosure as revised and summarized in the amended proxy statement of the Amended Schedule 13E-3, during the meetings on January 20, 2023 through November 3, 2023 and other meetings between the Special Committee and Houlihan Lokey, there were no substantive discussions with or presentations by Houlihan Lokey concerning the financial analysis or fairness of the Merger Consideration. Rather, as summarized in the revised proxy statement in the Amended Schedule 13E-3, Houlihan Lokey simply briefed the Special Committee on its overall work progress, the proposed process in reviewing and evaluating the Proposed Transaction and/or any alternative transactions involving the Company and the procedures and estimated timeline for assessing the fairness of the Merger Consideration.

The Company believes that the current disclosure on report, opinion (other than an opinion of counsel) and appraisal from outside parties is compliant with Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A and no other such report, opinion or appraisal is required to be filed.

4.	We note your disclosure that on August 11, 2023, “Houlihan Lokey reported to the Special Committee the key items in the August Financial Projections and explained to the Special Committee the key changes since the July Financial Projections.” Disclose the material differences between the July Financial Projections and the August Financial Projections.

Response: In response to the Staff’s comment, the proxy statement has been revised. Please refer to the disclosure on page 32 of the amended proxy statement in the Amended Schedule 13E-3.

5.	Throughout this section the disclosure alternates between adjusting and not adjusting prices to reflect the November 14, 2022 ratio change. For clarity, please revise to present such prices consistently.

Response: In response to the Staff’s comment, the proxy statement has been revised to consistently refer to prices reflecting the ratio change. Please refer to the disclosure on pages 25-27 and 107 of the amended proxy statement in the Amended Schedule 13E-3.

Position of the Buyer Group as to the Fairness of the Merger, page 60

6.	We note that the Buyer Group considered the Houlihan Lokey opinion and “the factors considered by, and findings of, the Special Committee and the Board.” Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Buyer Group adopted Houlihan Lokey’s analyses, as well as the analyses of the Special Committee and the Board, as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and advises that no member of the Buyer Group relied upon or adopted Houlihan Lokey’s analysis.

As noted at page 45 of the amended proxy statement in the Amended Schedule 13E-3, no member of the Buyer Group is entitled to rely or relied upon the opinion provided by Houlihan Lokey to the Special Committee. Further, no member of the Buyer Group participated in the deliberations of the Special Committee regarding, nor received any advice from the Special Committee’s independent financial advisor and legal advisor as to, the fairness of the Merger to the Unaffiliated Security Holders. Instead, the Buyer Group only took into consideration the fact that the Special Committee had received from Houlihan Lokey an opinion on the fairness of the Merger to the Unaffiliated Security Holders, but not Houlihan Lokey’s analyses themselves.

In response to the Staff’s comment, the Company has made a number of changes to the disclosure on page 45 of the amended proxy statement in the Amended Schedule 13-3, including to clarify that the Buyer Group did not adopt Houlihan Lokey’s analyses as its own.

Opinion of the Special Committee’s Financial Advisor, page 65

7.	We note your disclosure on page 65 that Houlihan Lokey’s opinion addressed “the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement.” Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to unaffiliated and certain affiliated security holders together, rather than all security holders unaffiliated with the Company.

Response: The Company respectfully advises the Staff that as disclosed in the amended proxy statement of the Amended Schedule 13E-3, the Special Committee reached its conclusions regarding the fairness of the Merger to the unaffiliated security holders after considering all of the factors discussed in “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” in the amended proxy statement. In particular, the Special Committee believes that it is reasonable and appropriate to rely on the opinion from Houlihan Lokey in its determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the unaffiliated security holders because the opinion addressed the fairness, from a financial point of view, of such consideration to holders of the Shares and ADS holders, other than holders of Excluded Shares and ADSs representing the Excluded Shares, which, by definition, included all unaffiliated security holders. To the extent that an affiliated security holder may exist other than the holders of the Excluded Shares and ADSs representing the Excluded Shares, the consideration to be received by such affiliated security holder with respect to each Share held thereby will be the same in all respects as the consideration to be received by unaffiliated security holders with respect to each Share held by them.

For the Staff’s ease of reference, in the amended proxy statement of the Amended Schedule 13E-3, the term “Excluded Shares” refers to (i) the Rollover Shares, (ii) Shares held by Parent and Merger Sub, (iii) Shares held by the Company or any of its subsidiaries, or held in the Company’s treasury, and (iv) any Shares (including ADSs corresponding to such Shares) held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company Share Plans immediately prior to the Effective Time. The term “Rollover Shares” means all Shares (including Shares represented by ADSs) beneficially owned by each Rollover Shareholder as of the date of the Merger Agreement, together with any Shares acquired (whether beneficially or of record) by it after the date of the Merger Agreement and prior to the Effective Time of the Merger, including any Shares or securities of the Company acquired by means of purchase, dividend or distribution, or issued upon the exercise or settlement of any Company Options, RSUs, or warrants or conversion of any convertible securities or otherwise.

The Excluded Shares are held by either the Company or affiliates of the Company (including the Buyer Group), and none of the unaffiliated security holders as defined under Rule 13(e)-3(a) is a holder of the Excluded Shares.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 124

8.	Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person on the Schedule 13E-3. See Item 1008(a) of Regulation M-A.

Response: In response to the Staff’s comment, the beneficial ownership table has been updated to include each Filing Person on the Schedule 13E-3. Please refer to the disclosure on pages 109-110 of the amended proxy statement in the Amended Schedule 13E-3.

Where You Can Find More Information, page 130

9.	The SEC Reference Room no longer provides a means for stockholders to access periodic and current reports; however, those filings are generally available on the SEC’s EDGAR system. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, relevant disclosure has been revised. Please refer to the disclosure on page 115 of the amended proxy statement in the Amended Schedule 13E-3.

Directors and Executive Officers of Each Filing Person, page E-1

10.	We note your disclosure on page E-7 that “[d]uring the last five years, none of the directors of the Infinity Global Fund SPC has not been … convicted in a criminal proceeding…” (emphasis added). Please describe such convictions and proceedings or revise.

Response: In response to the Staff’s comment, the inadvertent error in the cited disclosure has been revised to state that “none of these directors has been … convicted in a criminal proceeding”. Please refer to the disclosure on page E-7 of the proxy statement in the Amended Schedule 13E-3.

* * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amended Schedule 13E-3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Amended Schedule 13E-3; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of Filing Persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Amended Schedule 13E-3. Please do not hesitate to contact the undersigned via e-mail at philip.kan@i-click.com or Ms. Denise Shiu of Cleary Gottlieb Steen & Hamilton LLP by telephone at + 86 10 5920 1080 or via e-mail at dshiu@cgsh.com, if you have any questions regarding the Amended Schedule 13E-3 or this letter.

Very truly yours,

By:	/s/ Philip Kan
Name: Philip Kan
Title: Chairperson of the Special Committee of the Board of Directors

cc: Ms. Denise Shiu (Cleary Gottlieb Steen & Hamilton LLP)

Exhibit A

Acknowledgment

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 2, 2024 with respect to the Schedule 13E-3, File No. 005-90348 (the “Schedule 13E-3”), filed on December 19, 2023 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jian Tang

/s/ Jian Tang

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